Exhibit 7(c)

ViaSat, Inc.
Lock-Up Agreement

December 15, 2009

ViaSat, Inc.

6155 El Camino Real

Carlsbad, CA 92009

Re: ViaSat, Inc. — Lock-Up Agreement

Ladies and Gentlemen:

The undersigned (the “Company Stockholder”) understands that ViaSat, Inc., a Delaware corporation (“Parent”), is entering into an Agreement and Plan of Merger, dated as of September 30, 2009 (the “Merger Agreement”), with WildBlue Holding, Inc., a Delaware corporation (the “Company”), and Aloha Merger Sub, Inc., a Delaware corporation (“Merger Sub”), pursuant to which Merger Sub shall be merged with and into the Company (the “Merger”) and the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. Capitalized terms used but not otherwise defined in this agreement (this “Lock-Up Agreement”) shall have the meanings ascribed to such terms in the Merger Agreement.

In consideration of the agreement by Parent to issue shares of Parent Common Stock (the “Shares”) to the Company Stockholder as a portion of the Aggregate Merger Consideration, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company Stockholder agrees that:

(1)           during the period beginning on the Closing Date and continuing to and including the date that is sixty (60) days from the Closing Date (the “Lock-Up Period”), neither the Company Stockholder nor any controlled Affiliate of the Company Stockholder (but not including any officer or director or other person performing similar functions) shall, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of (by operation of law or otherwise), either voluntarily or involuntarily, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of (by operation of law or otherwise) (each, a “Transfer,” but such term does not include any transaction pursuant to which Shares are pledged as collateral in a bona fide loan), any Shares received as a portion of the Aggregate Merger Consideration (the foregoing restriction is expressly agreed to preclude the Company Stockholder from engaging in any hedging or other similar transaction (including without limitation any put, call or short position) during the Lock-Up Period which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of any Shares received as a portion of the Aggregate Merger Consideration even if such Shares would be disposed of by someone other than the Company Stockholder. Notwithstanding anything to the contrary contained herein, the Company Stockholder may engage in hedging or other similar transactions during the Lock-Up Period solely with respect to the Shares received as a portion of the Aggregate Merger Consideration that are included as part of the Lender Stock Amount; and

(2)           during the period beginning on the expiration of the Lock-Up Period and continuing to and including the twelve (12) month anniversary of the Closing Date (the “Limited Sales Period”), neither the Company Stockholder nor any controlled Affiliate of the Company Stockholder (but not including any officer or director or other person performing similar functions) shall, directly or indirectly, Transfer (i) more than 100,000 Shares (including other Transfers subject to the Daily Limit in similar Lock-Up Agreements being entered into by other Company Stockholders on the date hereof) received as a portion of the Aggregate Merger Consideration per trading day (the “Daily Limit”) or (ii) more than 1.25 million Shares (including other Transfers subject to the Monthly Limit in similar Lock-Up Agreements being entered into by other Company Stockholders on the date hereof) received as a portion of the Aggregate Merger Consideration in the aggregate during any thirty (30) day period (the “Monthly Limit”); provided that the Company Stockholder may sell an unlimited number of Shares during the Limited Sales Period through Block Sales (as defined below) and such Block Sales shall not count against the Daily Limit or the Monthly Limit. Notwithstanding anything to the contrary contained herein, the Company Stockholder may engage in any hedging or other similar transaction during the Limited Sales Period with respect to the Shares received as a portion of the Aggregate Merger Consideration (including any Shares that are included as part of the Lender Stock Amount), provided that such transactions count against the Daily Limit and the Monthly Limit.

Notwithstanding the foregoing, the Company Stockholder and any Affiliate subject to the foregoing restrictions may Transfer any Shares received as a portion of the Aggregate Merger Consideration (and such Transfers shall not count towards the Daily Limit or the Monthly Limit) (i) as a bona fide gift or charitable contribution, provided that the applicable donee(s) agree in writing to be bound by the restrictions set forth in this Lock-Up Agreement as if such donee(s) had been an original party hereto, prior to such transfer, (ii) if the undersigned (or any Affiliate subject to the restrictions contained herein) is a partnership, limited liability company or corporation, the undersigned (or any Affiliate subject to the restrictions contained herein) may distribute Shares to its partners, members, shareholders or other equity owners, provided that the applicable recipient(s) agrees in writing to be bound by the restrictions set forth in this Lock-Up Agreement as if such recipient(s) had been an original party hereto, prior to such transfer, (iii) to an Affiliate of the Company Stockholder (or any Affiliate subject to the restrictions contained herein), provided that the applicable recipient(s) agrees in writing to be bound by the restrictions set forth in this Lock-Up Agreement as if such recipient(s) had been an original party hereto, prior to such transfer, (iv) to any family member, any trust established for the benefit of any such family member or any entity wholly owned by the undersigned (or any Affiliate subject to the restrictions contained herein) or any combination of the undersigned (or any Affiliate subject to the restrictions contained herein) and any of the foregoing, provided that the applicable recipient(s) agrees in writing to be bound by the restrictions set forth in this Lock-Up Agreement as if such recipient(s) had been an original party hereto, prior to such transfer, (v) in any Parent merger, consolidation, amalgamation, reorganization or other business combination involving Parent, (vi) to any other person or entity pursuant to a privately negotiated sale or pursuant to an effective registration statement, provided that in each case the buyer of such Shares agrees in writing to be bound by the restrictions set forth in this Lock-Up Agreement as if such buyer had been an original party hereto, prior to such transfer, or (vii) pursuant to an underwritten public offering in accordance with the “piggyback” rights set forth in the

Registration Rights Agreement. Notwithstanding anything to the contrary contained in this Lock-Up Agreement, the restrictions contained in this Lock-Up Agreement shall not apply to any shares of Parent Common Stock acquired in the public market prior to or after the date hereof or on a private basis in a transaction not subject to (i) — (iv) and (vi) above.

For the purpose of this Lock-Up Agreement, the term “Block Sales” means individual sale transactions of not less than fifty thousand (50,000) Shares, in market or private transactions, effected with the prior written consent of Parent.

Notwithstanding anything to the contrary contained in this Lock-Up Agreement, upon the occurrence of a Registration Default (as such term is defined in that certain Registration Rights Agreement dated as of the date hereof by and among Parent and other recipients of Shares pursuant to the Merger Agreement), the Limited Sales Period shall be decreased by the product of (x) the number of days that lapse (including the date upon which the Registration Default occurs and including the date upon which the Registration Default is cured) until such Registration Default is cured and (y) three (3).

An attempted Transfer in violation of this Lock-Up Agreement shall be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the Transfer restrictions set forth in this Lock-Up Agreement, and shall not be recorded on the stock transfer books of Parent. In order to ensure compliance with the restrictions referred to herein, the Company Stockholder agrees that Parent may issue appropriate “stop transfer” certificates or instructions. Parent may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents or instruments evidencing ownership of the Shares:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

This Lock-Up Agreement shall automatically terminate upon the expiration of the Limited Sales Period.

Upon the termination of this Lock-Up Agreement or the release of any Shares from this Lock-Up Agreement, Parent shall cooperate with the Company Stockholder (and any Affiliate subject to the restrictions of this Lock-Up Agreement) to facilitate the timely preparation and delivery of certificates representing Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.

The Company Stockholder understands that Parent is relying upon this Lock-Up Agreement in entering into the Merger Agreement and proceeding toward consummation of the Merger. The Company Stockholder further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the Company Stockholder’s heirs, legal representatives, successors and assigns.

This Lock-Up Agreement shall be governed and construed on the same basis as the Merger Agreement, as set forth therein.

Very truly yours,

LIBERTY SATELLITE, LLC

By:	/s/ Mark D. Carleton
Name:	Mark D. Carleton
Title:	Senior Vice President

[LOCK-UP AGREEMENT]